SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                              Allied Holdings, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    019223106
                                 (CUSIP Number)

                              Kathryn Sanders, Esq.
                              O'Melveny & Myers LLP
                              400 South Hope Street
                              Los Angeles, CA 90071
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 27, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP NO. 019223106                               13D
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:

         Sopris Partners, Series A of Sopris Capital Partners, LP

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         37-1520276
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
     7.       SOLE VOTING POWER

              0
--------------------------------------------------------------------------------
     8.       SHARED VOTING POWER

              400,295
--------------------------------------------------------------------------------
     9        SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              400,295
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         400,295
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

      CUSIP NO. 019223106                               13D
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:

         Sopris Capital, LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         20-3978493
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
     7.       SOLE VOTING POWER

              0
--------------------------------------------------------------------------------
     8.       SHARED VOTING POWER

              400,295
--------------------------------------------------------------------------------
     9        SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              400,295
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         400,295
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

      CUSIP NO. 019223106                               13D
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:

         Aspen Advisors LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         13-4118717
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
     7.       SOLE VOTING POWER

              0
--------------------------------------------------------------------------------
     8.       SHARED VOTING POWER

              244,800
--------------------------------------------------------------------------------
     9        SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              244,800
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         244,800
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO, IA
--------------------------------------------------------------------------------

      CUSIP NO. 019223106                               13D
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:

         Sopris Capital Advisors, LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         20-3177754
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
     7.       SOLE VOTING POWER

              0
--------------------------------------------------------------------------------
     8.       SHARED VOTING POWER

              645,095
--------------------------------------------------------------------------------
     9        SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              645,095
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         645,095
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO, IA
--------------------------------------------------------------------------------

      CUSIP NO. 019223106                               13D
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:

         Nikos Hecht

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
     7.       SOLE VOTING POWER

              0
--------------------------------------------------------------------------------
     8.       SHARED VOTING POWER

              889,895
--------------------------------------------------------------------------------
     9        SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              889,895
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         889,895
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

      CUSIP NO. 019223106                               13D

The Statement on Schedule 13D dated March 14, 2007 filed by Sopris Partners, Series A of Sopris Capital Partners, L.P., Sopris Capital, LLC, Aspen Advisors LLC, Sopris Capital Advisors, LLC and Nikos Hecht with respect to the Common Stock (the Common Stock) of Allied Holdings, Inc., a Delaware corporation (the Company), as amended by Amendment No. 1 dated March 20, 2007, is hereby further amended with respect to the items set forth below. Capitalized terms used without definition in this Schedule 13D (Amendment No. 2) have the meanings set forth in the Reporting Persons Schedule 13D, as originally filed or the Modified Sopris Plan Term Sheet (as defined below), as the case may be.

Item 4.  Purpose of Transaction

The information set forth under this item is hereby amended to include, at the end of the last paragraph contained therein, the following:

         On March 21, 2007, a document was posted on the Teamsters.org Web site titled TDU Backs Hugh Sawyer/Rutland Family Over Yucaipa Proposal (the Leaflet). This Leaflet purports to provide a comparison of the terms in the Yucaipa and Sopris plans. The Leaflet contains a series of false and misleading statements. Attached hereto as Exhibit 7.03 is a summary of some of the major misrepresentations in the Leaflet along with the relevant facts to correct the false and misleading statements.

         On March 27, 2007, Sopris Advisors delivered a letter to the Executive Chairman of the Board of Directors of the Company. Attached to the letter is a modified plan of reorganization term sheet (the Modified Sopris Plan Term Sheet), improving the terms of the Sopris Plan submitted on March 14, 2007. The following highlights several of the key enhancements contained in the Modified Sopris Plan Term Sheet:

     o The Modified Plan Term Sheet reduces the leverage on the Reorganized Debtors by $100 million over the prior term sheets. Holders of Class 4A Allowed Note Claims will receive their pro rata portion of $100 million of New Preferred Stock in exchange for their claims. The amount of New Notes issued will be reduced by $100 million, and will be limited to only that amount required to the extend the Allowed Class 4A Note Claims are not satisfied in full by distribution of the New Preferred Stock.

     o The new capital structure will provide for the option (by the Company) of zero cash interest on any new debt for at least two years, potentially longer. The terms of the Sopris exit financing facility and the Sopris Delayed Term Loan now include a provision to allow the Reorganized Debtors to elect to pay interest in-kind for up to three years from the Effective Date at the sole option of the Reorganized Debtors. In addition, the terms of the New Notes provide for, at minimum, a two year interest free period, and an option for the Company to pay interest in-kind for up to the life of the New Notes (seven years from the Effective Date), unless certain financial ratios are achieved. This provision ensures that the Reorganized Debtors are only obligated to pay cash interest on the New Notes when they are financially in a position to do so. In addition, the terms of the

         Sopris exit financing, facility have been modified to match the weighted average cost of the Debtors proposed exit financing facility with Goldman Sachs.

     o The Modified Sopris Plan Term Sheet provides a $5 million per year improvement over the Yucaipa Plan Term Sheet for the International Brotherhood of Teamsters. The Modified Sopris Plan Term Sheet proposed a modified collective bargaining agreement in which wage concessions will be $30 million per year for the next three years rather than the $35 million per year that Yucaipa proposes - a total improvement of $15 million.

A full copy of this letter is included herein as Exhibit 7.04.

Item 7.  Material to be Filed as Exhibits

         Exhibit 7.03 Summary of major misrepresentations in the Leaflet posted on the Teamsters.org Web site.

         Exhibit 7.04 Letter dated March 27, 2007 from Sopris Capital Advisors LLC to Robert Rutland, Executive Chairman of the Board of Directors.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: March 28, 2007

                                       SOPRIS PARTNERS, SERIES A of
                                       SOPRIS CAPITAL PARTNERS, L.P.

                                       By: SOPRIS CAPITAL, LLC
                                           Its general partner

                                       By: /s/ NIKOS HECHT
                                           -------------------------------------
                                           Name:   Nikos Hecht
                                           Title:  Sole Member of the Managing
                                                   Member


                                       SOPRIS CAPITAL, LLC

                                       By: /s/ NIKOS HECHT
                                           -------------------------------------
                                           Name:   Nikos Hecht
                                           Title:  Sole Member of the Managing
                                                   Member


                                       ASPEN ADVISORS LLC

                                       By: /s/ NIKOS HECHT
                                           -------------------------------------
                                           Name:   Nikos Hecht
                                           Title:  Managing Member


                                       SOPRIS CAPITAL ADVISORS, LLC

                                       By: /s/ NIKOS HECHT
                                           -------------------------------------
                                           Name:   Nikos Hecht
                                           Title:  Managing Member


                                       /s/ NIKOS HECHT
                                       -----------------------------------------
                                       Nikos Hecht